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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13e-3 THEREUNDER

 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                (Amendment No. 3)

                            Moyco Technologies, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                            Moyco Technologies, Inc.
                               Marvin E. Sternberg
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.005 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624720207
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                       Joseph S. Sternberg, Vice President
                 Moyco Technologies, Inc., 200 Commerce Drive,
                    Montgomeryville, PA 18936, (215) 855-4300
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [_] None of the above.


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         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation*                                    Amount of Filing Fee
---------------------                                     --------------------
     $79,190                                                    $15.84

--------------------------------------------------------------------------------
* For purposes of calculating the fee only, this amount assumes the acquisition of 1,759,780 shares of common stock of Moyco Technologies, Inc. for $.045 per share in cash in lieu of fractional shares issuable in a reverse stock split. The amount of the filing fee equals 0.0002 times the aggregate transaction value.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15.84                        Filing Party:  Moyco Technologies, Inc.

Form or Registration No.: Schedule 13E-3               Date Filed:  May 5, 2003


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                                  INTRODUCTION
                                  ------------

         This Amendment No. 3 to Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 5, 2003 and amended and filed with the Commission on June 20, 2003 and July 21, 2003 by Moyco Technologies, Inc. and Marvin E. Sternberg, the Chairman, President and Chief Executive Officer of Moyco, pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder (this "Schedule 13E-3"). Moyco is submitting to its shareholders a proposal to approve and adopt Articles of Amendment to its Articles of Incorporation providing for a one-for-170,000 reverse stock split of Moyco's Common Stock, and a cash payment in lieu of the issuance of any resulting fractional shares of common stock (the "Reverse Split"). The Reverse Split proposal is upon the terms and subject to the conditions set forth in Moyco's definitive Information Statement for its Special Meeting, a copy of which was filed under cover of Schedule 14C with the Commission on July 31, 2003 and is incorporated herein by reference in its entirety.

Item 16.  Exhibits.

     (a) Definitive information statement filed with the Commission on July 31, 2003 (incorporated herein by reference to the information statement).

     (b) Loan Agreement dated August 22, 2003 by and between Marvin E. Sternberg and Moyco Technologies, Inc., attached as Exhibit A hereto.

     (c) (1) Opinion of Stenton Leigh Capital Corp. dated April 21, 2003 (incorporated herein by reference from Appendix A to the information statement).

           (2) Valuation Opinion Report of Stenton Leigh Capital Corp. dated April 2, 2003 (incorporated herein by reference to Exhibit B to Amendment No. 2 of this Schedule 13E-3 filed with the Commission on July 21, 2003).

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  MOYCO TECHNOLOGIES, INC.


                                                  By: Joseph S. Sternberg
                                                      --------------------------
                                                      Name:  Joseph S. Sternberg
                                                      Title:  Vice President


                                                  Marvin E. Sternberg
                                                  ------------------------------
                                                  MARVIN E. STERNBERG


                                                    August 25, 2003
                                                  ------------------------------
                                                  Date



                                      3
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                                                                       EXHIBIT A

                                 LOAN AGREEMENT

         This LOAN AGREEMENT (the "Agreement") is made this 22nd day of August, 2003, by and between MOYCO TECHNOLOGIES, INC., a Pennsylvania corporation (the "Debtor"), and MARVIN E. STERNBERG, an individual (the "Lender").

                              W I T N E S S E T H:

         The Lender has agreed to advance to the Debtor a loan in the aggregate principal amount of One Hundred Fifty Thousand Dollars ($150,000) (the "Loan") to be used by the Debtor to make cash payments to its shareholders for fractional shares resulting from the Debtor's effecting a reverse stock split and for expenses incurred by the Debtor in connection with such reverse stock split. The Loan is evidenced by a Promissory Note, dated of even date herewith (the "Note") issued by the Debtor to the Lender in the principal amount of the Loan. The Debtor and the Lender desire to set forth herein the terms and conditions of an agreement pursuant to which the Lender has advanced to the Debtor the Loan.

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants contained herein, and intending to be legally bound hereby, the Lender and the Debtor hereby agree as follows:

         1. The Loan. The Lender has granted to the Debtor the Loan upon the terms and subject to the conditions hereinafter set forth. The obligation of the Debtor to repay to the Lender the aggregate outstanding principal amount under the Loan and accrued interest thereon shall be evidenced by the Note to be executed and delivered by the Debtor to the Lender concurrently with the execution and delivery of this Agreement.

         2. Payment of Interest and Principal.

               (a) Payment of Interest. Interest on the unpaid principal amount of the Loan shall accrue at a rate equal to eight percent (8%) per annum. Interest with respect to all or a portion of the principal sum shall be payable in arrears in quarter-annual installments commencing on November 31, 2003; provided, however, that if the Debtor does not have sufficient cash from operations, after giving effect to payment of its operating expenses in the ordinary course of business and to payment of indebtedness of the Debtor which ranks senior in preference, payment and priority to the obligations evidenced by the Note, to make such payments of interest, interest shall continue to accrue and shall be payable at such time that the Debtor has sufficient cash to make such payment. Accrued interest shall be added to the unpaid principal balance under the Loan, and shall be paid in full together with the unpaid principal balance as specified in the Note; provided, however, that for purposes of calculating the amount of interest which shall accrue on the unpaid principal balance, interest then accrued to date shall not be considered part of the unpaid principal balance under the Loan.

               (b) Payment of Principal. The unpaid principal balance under the Loan, together with all accrued and unpaid interest on the unpaid principal balance, shall be paid in full on September 1, 2005.

               (c) Prepayment. The Debtor shall have the right to prepay at any time and from time to time, without penalty or premium, all or any portion of the outstanding principal of the Loan. All prepayments of outstanding principal of the Loan shall be applied first to accrued interest and second to unpaid principal due thereunder.

               (d) Place of Payment. The Debtor shall make all payments to the Lender at the place or places as the Lender, from time to time, shall designate in writing to the Debtor in accordance with subsection 6(d) hereunder.

         3. Representations and Warranties of the Debtor. As a further inducement to the Lender to execute and deliver this Agreement and to make the Loan available to the Debtor, the Debtor hereby represents and warrants to, and makes the following agreements with, the Lender as follows:

               (a) Authority. The Debtor is a corporation, duly organized, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania. The Debtor has full power and authority to borrow the Loan, to execute and deliver this Agreement, the Note and any other instruments and documents required to be executed in connection herewith and therewith (collectively, the "Other Documents").

               (b) Validity and Enforceability. This Agreement, the Note and the Other Documents have been duly authorized, validly executed and delivered by the Debtor and are the legal, valid and binding obligations of the Debtor, enforceable against the Debtor in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency or other laws of general application relating to or affecting the rights of creditors generally and except that the remedy of specific performance or injunctive relief is subject to the discretion of the court before which such a proceeding may be brought.

               (c) No Conflicts. The execution and delivery by the Debtor of this Agreement, the Note and Other Documents and the performance by the Debtor of all of its obligations hereunder and thereunder (i) will not violate or be in conflict with (A) any material law, order, rule or regulation of any court of other governmental authority applicable to the Debtor or (B) its articles of incorporation or by-laws; (ii) will not constitute a default (with or without the giving of notice or the passage of time or both) under any indenture, agreement or other instrument to which it is a party or by which it or any of its properties or assets is or may be bound or subject; and (iii) will not result in the creation or imposition of any lien, security interest, charge or encumbrance of any nature upon any of its properties or assets, which violation or conflict under clause (i), default under clause (ii), or lien, security interest, charge or encumbrance under clause (iii) would have a material adverse effect on the Debtor's business, financial condition or results of operation.

               (d) No Consents. No consent, approval or authorization of, or registration, declaration or filing with, any governmental authority or other

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third party is required as a condition to, or in connection with, the due and valid execution and delivery by the Debtor of this Agreement, the Note or Other Documents.

         4. Events of Default; Remedies.

               (a) Events of Default. The following shall constitute events of default under the Note ("Events of Default"):

                      (i) The Debtor fails to pay when due any principal, interest or other sums due under the Note and shall not have remedied such failure within ten (10) days following written notice thereof from Lender.

                      (ii) The Debtor defaults in the observance or performance of any condition or covenant contained in this Agreement, the Note or the Other Documents and shall not have remedied the default within thirty (30) days after written notice of such default has been given by the Lender to the Debtor.

                      (iii) A breach by the Debtor of any warranty or any misrepresentation contained in this Agreement, the Note or the Other Documents.

                      (iv) A dissolution or liquidation of the Debtor shall have been declared.

                      (v) If the Debtor shall make an assignment for the benefit of creditors, or file a voluntary petition under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or apply for or consent to the appointment of a receiver, trustee or custodian of all or part of its property.

                      (vi) If the Debtor shall file an answer admitting the jurisdiction of the court and the material allegations of an involuntary petition filed against it under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or shall fail to have such petition dismissed within sixty (60) days after its filing.

                      (vii) If an Order for Relief shall be entered following the filing of an involuntary petition against the Debtor under the Bankruptcy Code, as amended, or any other Federal or state insolvency law, or if an Order shall be entered appointing a receiver, trustee or custodian of all or part of its property.

                      (viii) If there shall have occurred an Event of Default under any of the Other Documents.

               (b) Remedies. In the event an Event of Default shall occur and be continuing, then, in the sole discretion of the Lender, and without further notice to the Debtor, the unpaid principal amount and the accrued interest at the applicable rate specified in the Note delivered to the Lender until full payment of all amounts due under the Note or hereunder, and all other sums due by the Debtor under the Note delivered to the Lender or this Loan Agreement, shall become immediately due and payable, without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Debtor. In addition, in each case, the Lender may recover all costs of suit and other expenses incurred by the Lender (including reasonable attorneys' fees) in connection with the collection of any sums due hereunder. In addition to other remedies available to it, the Lender may exercise his rights under the Note and under the Other Documents. The remedies set forth herein shall be in addition to, and not in lieu of, any other additional rights or remedies the Lender may have at law or in equity.

         5. Survival of Representations and Covenants. This Agreement and all covenants, agreements, representations and warranties made herein and in any Other Documents delivered pursuant hereto shall survive the making of the Loan and the execution and delivery of the Note and this Agreement, and shall continue in full force and effect until all of the obligations have been fully paid, performed, satisfied and discharged.

         6. Miscellaneous.

               (a) Entire Agreement; Amendments; Applicable Law. This Agreement, the Note and the Other Documents executed and delivered pursuant hereto constitute the entire agreement between the Lender and the Debtor with respect to the subject matter hereof. The provisions of this Agreement, the Note or the Other Documents shall not be modified, rescinded or waived except in writing executed by the party against whom such modification, rescission or waiver is sought to be enforced. The construction, interpretation and enforcement of this Agreement, the Note and the Other Documents shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

               (b) Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the Lender and the Debtor and their respective heirs, personal representatives, successors and assigns, except that the Debtor shall not make any assignment of its rights hereunder without the prior consent of the Lender.

               (c) Rights Cumulative. The remedies of the Lender as provided in the Note, this Agreement and the Other Documents shall be cumulative and concurrent, may be pursued singly, successively, or together at the sole discretion of the Lender, may be exercised as often as occasion for their exercise shall occur, and in no event shall the failure to exercise any such right or remedy be construed as a waiver or release of it.

               (d) Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made when received by the party to whom the notice, request, demand or other communication is directed, and which shall be delivered personally, by courier service such as Federal Express, or by messenger, or by United States mail, registered or certified mail, postage pre-paid, return receipt requested, addressed as set forth below.

         If to the Debtor:    Moyco Technologies, Inc.
                              200 Commerce Drive
                              Montgomeryville, PA  18936
                              Attention:  Chief Financial Officer

         If to the Lender:    Marvin E. Sternberg
                              728 Canterbury Lane
                              Villanova, PA  19085

               (e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

               (f) Severability. If any provisions of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provisions and, to this end, the provisions hereof are severable.

               IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be executed and delivered as of the date first written above.
                                            MOYCO TECHNOLOGIES, INC.



                                            By:   Joseph S. Sternberg
                                            ------------------------------------
                                            Name: Joseph S. Sternberg
                                            Title: Vice President




                                            Marvin E. Sternberg
                                            ------------------------------------
                                            MARVIN E. STERNBERG